                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          SCHEDULE 13D AMENDMENT NO. 10

                    Under the Securities Exchange Act of 1934


                             CONE MILLS CORPORATION
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $.10 Par value
                          ----------------------------
                         (Title of Class of Securities)


                                   206814 10 5
                                   -----------
                                 (CUSIP Number)


                            Albert A. Woodward, Esq.
                        Leonard, Street And Deinard, P.A.
                             150 South Fifth Street
                                   Suite 2300
                          Minneapolis, Minnesota 55402
                                 (612) 335-1500
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  March 9, 2001
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                     (Cover page continued on next 2 pages)

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons..........................
I.R.S. Identification Nos. of above persons              MARC H. KOZBERG
(entities only) ........................................
--------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a         (a)  X
group  (see instructions)
                                                        ------------------------
                                                         (b)
--------------------------------------------------------------------------------
(3) SEC use only........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                   PF
--------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required
 pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------

(6) Citizenship or place of organization................ USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting
person with:

     (7) Sole voting power.............................. 136,994

     (8) Shared voting power............................ -0-

     (9) Sole dispositive power......................... 136,994

     (10) Shared dispositive power...................... -0-
--------------------------------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each
reporting person.                                        136,994
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
--------------------------------------------------------------------------------

(13) Percent of class represented by amount in           0.5%
Row (11) ...............................................
--------------------------------------------------------------------------------

(14) Type of reporting person (see instructions)........ IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

--------------------------------------------------------------------------------
(1) Names of reporting persons.......................... DR. DEMETRE NICOLOFF
I.R.S. Identification Nos. of above persons
(entities only)
--------------------------------------------------------------------------------

(2) Check the  appropriate  box if a member of a group   (a)     X
(see instructions)
                                                        ------------------------
                                                         (b)
--------------------------------------------------------------------------------
(3) SEC use only........................................
--------------------------------------------------------------------------------
(4) Source of funds (see instructions)                   PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization................ USA
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting
person with:

     (7) Sole voting power.............................. 382,278

     (8) Shared voting power............................ -0-

     (9) Sole dispositive power......................... 382,278

     (10) Shared dispositive power...................... -0-
--------------------------------------------------------------------------------
(11) Aggregate amount  beneficially  owned by each
reporting person.                                        382,278
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in
Row (11) ...............................................
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)........ IN
--------------------------------------------------------------------------------


INTRODUCTION

         The members of this Section 13(d) filing group originally filed a
Schedule 13D relating to Cone Mills Corporation (the "Company") on December 16, 1998. The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 16, 1999, September 30, 1999, November 4, 1999, March 9,
2000, July 14, 2000 and December 22, 2000. This filing is the tenth amendment to the original Schedule 13D filing.

         The Reporting Persons' responses to Items 1, 3, 4, and 6 remain unchanged, and the Reporting Persons hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that Bruce E. Hendry has left the reporting group.

         1.  Marc H. Kozberg
         2.  James A. Potter
         3.  Susan N. Potter
         4.  Dr. Demetre Nicoloff
         5.  G. James Spinner
         6.  Robert H. Paymar
         7.  The Temple Company, L.L.P.
         8.  Charmel Limited Partnership
         9.  Charmel Enterprises, Inc.
         10. Richard Fitzgerald
         11. Charles Barry
         12. Melanie Barry
         13. Marvin W. Goldstein

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of March 19, 2001 by each of the Holders is set forth below:

                                            Number of Shares             Percentage of
                  Name                      of Common Stock            Outstanding Shares
                  ----                      ---------------            ------------------
         Marc H. Kozberg                       136,994                        0.5%
         Dr. Demetre Nicoloff                  382,278                        1.5%
         G. James Spinner                      107,164                        0.4%
         Robert H. Paymar                      172,904                        0.7%
         James A. Potter(1)                     64,661                        0.3%
         Susan N. Potter(2)                     10,370                      < 0.1%
         The Temple Company, L.L.P.            142,160                        0.6%
         Charmel Limited Partnership           693,200                        2.7%
         Charmel Enterprises, Inc.(4)          693,200                        2.7%
         Richard Fitzgerald(3)                 142,160                        0.6%
         Charles Barry(4)                      835,360                        3.3%
         Melanie Barry(4)                      693,200                        2.7%
         Marvin W. Goldstein                   200,500                        0.6%

(1) Includes 6,500 shares of Common Stock controlled as custodian f/b/o minor children, 6,500 shares of Common Stock owned by Susan N. Potter and 3,870 shares owned jointly with Susan N. Potter
(2)   Includes 3,870 shares owned jointly with James A. Potter
(3)   Includes 142,160 shares of Common Stock owned by The Temple Company,
      L.L.P.
(4)   Includes 693,200 shares of Common Stock owned by Charmel Limited
      Partnership

         The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

         According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer had 25,506,569 shares of Common Stock outstanding as of October 27, 2000. The Holders, as of March 19, 2001, collectively own 1,899,861 shares of the Issuer's Common Stock, constituting approximately 7.4% of the Issuer's outstanding voting Common Stock. The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a
Schedule 13D amendment:

                                              TYPE OF            NUMBER OF         PRICE/
          NAME                 DATE          TRANSACTION           SHARES          SHARE
          ----                 ----          -----------           ------          -----

Marc H. Kozberg              02/01/00        Received(1)            2.015           N/A
Dr. Demetre Nicoloff         03/14/01        Bought                   500           3.2000
Dr. Demetre Nicoloff         03/15/01        Bought                50,000           3.2500


(1)      Received as compensation for serving on the Board of Directors


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

                                   SIGNATURES
         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: March 28, 2001

     /s/ Marc H. Kozberg                           /s/ Richard Fitzgerald
---------------------------------             ---------------------------------
Marc H. Kozberg                               Richard Fitzgerald

     /s/ DR. Demetre  Nicoloff                     /s/ Charles Barry
---------------------------------             ---------------------------------
Dr. Demetre Nicoloff                          Charles Barry

     /s/ G. James Spinner                          /s/ Melanie Barry
---------------------------------             ---------------------------------
G. James Spinner                              Melanie Barry

     /s/ Robert H. Paymar                          /s/ Marvin W. Goldstein
---------------------------------             ---------------------------------
Robert H. Paymar                              Marvin W. Goldstein

     /s/ James A. Potter
---------------------------------
James A. Potter

     /s/ Susan N. Potter
---------------------------------
Susan N. Potter

THE TEMPLE COMPANY, L.L.P.

By:  /s/ Charles Barry
   ------------------------------
     Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:      Charmel Enterprises, Inc.

         By: /s/ Charles Barry
            ---------------------
             Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:  /s/ Charles Barry
   ------------------------------
     Charles Barry, President

